22004273

SEC
Mail Processing
Section
MAR 03 2022
Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70505 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 11/06/2020 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palm Tree Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2121 Rosecrans Avenue Suite 2360
(No. and Street)

| El Segundo | CA | 90245 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Scott L Brown | 917-696-8331 | sbrown@compliance-risk.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

| 14555 Dallas Parkway, Suite 300 | Dallas | TX | 75204 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 659 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Pardis Nasseri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palm Tree Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_______________________ *Signature of Document Signer No. 1*

_______________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2022 by
(1) Pardis Nasseri
(and (2) ________ ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
*Signature of Notary Public*

DAVID L. RANSOM JR.
Notary Public - California
Los Angeles County
Commission # 2378060
My Comm. Expires Nov 5, 2025

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**
**Title or Type of Document:** Annual Report Form X-17A-5 **Document Date:** ________
**Number of Pages:** 2 **Signer(s) Other Than Named Above:** ________

# PUBLICLY DISCLOSED FILING COPY

# PALM TREE SECURITIES LLC

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2021

Confidential treatment requested pursuant to Rule 17a-5(e)(3)

# PALM TREE SECURITIES LLC

FINANCIAL STATEMENTS

December 31, 2021

Confidential treatment requested pursuant to Rule 17a-5(e)(3)

**CONTENTS**

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Member
Palm Tree Securities LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Palm Tree Securities LLC (the Company) as of December 31, 2021, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 28, 2022

We have served as the Company's auditor since 2020.

**PALM TREE SECURITIES LLC**
**Statement of Financial Condition**
December 31, 2021

ASSETS

| | | |
|---|---|---|
| Cash | $ | 429,495 |
| Accounts Receivable | | 50,000 |
| Prepaid Expenses and Other Current Assets | | 6,881 |
| TOTAL ASSETS | $ | 486,376 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts Payable | $ | 307 |
| Other Liabilities | | 6,500 |
| Related Party Payables | | 130,647 |
| TOTAL LIABILITIES | | 137,454 |
| MEMBER'S EQUITY | | 348,922 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 486,376 |

The accompanying notes are an integral part of these financial statements.

## PALM TREE SECURITIES LLC

### NOTES TO FINANCIAL STATEMENTS

December 31, 2021

Confidential treatment requested pursuant to Rule 17a-5(e)(3)

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**(a) NATURE OF OPERATIONS**

Palm Tree Securities LLC (the Company), a Delaware limited liability company was formed on February 3, 2020 and is a wholly owned subsidiary of Palm Tree Advisors LLC (the Parent). The Company conducts business as a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and engages in the following business activities:

1. Advising institutional and corporate clients on, and facilitating, mergers and acquisitions, financial restructurings, asset sales, divestitures or other corporate reorganizations or business combination transactions; and
2. Acting as a private placement agent with respect to private offerings of debt securities and/or equity securities in primary offerings by issuers in accordance with the exemption from registration set forth in Section 4(a)(2) of the U.S. Securities Act of 1933 (the "Securities Act") and Rule 506 of Regulation D thereunder.

Palm Tree Securities LLC was admitted membership in FINRA and SIPC on November 6, 2020.

**(b) BASIS OF PRESENTATION**

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

**(c) USE OF ESTIMATES**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**(d) CASH**

The Company's cash is held at one financial institution in a bank deposit account which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on cash.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (e) CONTRACT BALANCES AND CREDIT LOSSES

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied.

The Company has determined that no allowance for credit losses is necessary as of December 31, 2021. The balance in accounts receivable was $50,000 at December 31, 2021 and $0 at November 6, 2020. There was no deferred revenue as of December 31, 2021 or November 6, 2020.

### (f) REVENUE RECOGNITION

Revenues are recognized when a performance obligation is satisfied by transferring services promised in a contract to a client, in an amount that reflects the consideration that is expected to be received in exchange for services rendered.

Revenue contracts with clients are evaluated based on the five-step model under Revenue from Contracts with Clients ("ASC 606"): (1) identify the contract with the client; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied. If, at the outset of an arrangement, it is determined that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are satisfied. In some circumstances, significant judgment is needed to determine timing and measure the progress appropriate for revenue recognition under a specific contract.

The Company generates revenues by way of success fee contracts. The contracts require the client to pay the Company a percentage of the completed transaction facilitated by the Company. Revenues are recognized upon the close of the transaction at which point all performance obligations have been met and any variable constraints have been lifted.

The economic conditions affect the Company's operations are related to the overall trends of the economy and its impact on private securities offerings and merger and acquisition activity.

### (g) CONCENTRATION OF CREDIT RISK

During the period, four clients comprised 98.1% percent of total gross revenue. During the period, one customer comprised 100% of total accounts receivable.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (h) FINANCIAL INSTRUMENTS AND FAIR VALUE

The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

### (i) INCOME TAXES

The Company is a limited liability company and has elected to be treated as a single-member, disregarded entity for income tax purposes. Accordingly, income taxes are borne by the Member and the Company is subject to state limited liability company franchise tax.

## NOTE 2 – MEMBER'S EQUITY

Since inception and as of December 31, 2021, the Company's membership interest is held by the Parent. Any available cash that the Company elects to distribute would be eligible for distribution to the Parent in accordance with applicable SEC and FINRA requirements.

## NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $292,041, which was $282,877 in excess of its required net capital of $9,164. The Company's aggregate indebtedness to net capital ratio was 0.4707:1.

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Palm Tree LLC (the Affiliate) and the Parent. The terms of the expense sharing agreement require any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to both the Affiliate and Parent at cost. Expenses recorded for services provided on behalf of the Company were $808,757 through December 31, 2021. At December 31, 2021 there was $100,143 and $30,504 due and payable to the Affiliate and Parent, respectively.

The Company pays an annual management fee to an affiliate under common ownership, Nasseri Holdings, equal to the greater of $600,000 or 25% of the consolidated operating income of the Company and its parent, Palm Tree Advisors LLC. For the period ended

## NOTE 4 – RELATED PARTY TRANSACTIONS (Continued)

December 31, 2021, the Company paid a management fee of $333,000 to Nasseri Holdings, which is included in the $808,757 expenses recorded above.

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

## NOTE 5 – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies and guarantees to report for the period ended December 31, 2021 or as of the date the financial statements were available to be issued.

## NOTE 6 – RISKS AND UNCERTANTIES

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operation and cash flows cannot be reasonably estimated at this time.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has reviewed events that have occurred after December 31, 2021 through February XX, 2022, the date the financial statements were available to be issued. During this period, no subsequent events occurred that require recognition or disclosure in the financial statements.